3 E NETWORK TECHNOLOGY GROUP LTD
B046 of Room 801, 11 Sixing Street
Huangge Town, Nansha District
Guangzhou, Guangdong Province, PRC

December 6, 2023

Marion Graham

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	3 E Network Technology Group Ltd
Amendment No. 1 to
Draft Registration Statement on Form F-1
Submitted November 7, 2023
CIK No. 0001993097

Dear SEC officers:

This letter is in response to the letter dated November 20, 2023, from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) addressed to 3 E Network Technology Group Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amendment No. 2 (“DRS/A2”) to the Draft Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1.	Please refer to prior comments 3 and 6. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response: In response to the Staff’s comment, we respectfully advise that we have revised the cover page, and pages 1, 2, 6, 12, 13, 34, and 36 of the DRS/A2.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Jinhua (Anna) Wang, of Robinson & Cole LLP at (212) 451-2942.

Very truly yours,

By:	/s/ Ye Tao
Ye Tao
Co-Chief Executive Officer

cc: Jinhua (Anna) Wang

Robinson & Cole LLP